UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1
TO
SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
X FINANCIAL
(Name of Subject Company (Issuer) and Filing Person (as Offeror))
American Depositary Shares
(Title of Class of Securities)
98372W202
(CUSIP Number of Class of Securities)
Mr. Frank Fuya Zheng, Chief Financial Officer
Telephone: +86-755-8628 2977
Email: frank.zheng@xiaoying.com
7-8F, Block A, Aerospace Science and Technology Plaza
No. 168, Haide Third Avenue, Nanshan District
Shenzhen, 518067, the People’s Republic of China
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
With copies to:
Lawrence S. Venick, Esq.
Loeb & Loeb LLP
2206-19 Jardine House
1 Connaught Road Central
Hong Kong SAR
+852-3923-1111
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
☐   third-party tender offer subject to Rule 14d-1.
☒   issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
☐   Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐   Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by X Financial, an exempted company incorporated with limited liability under the laws of the Cayman Islands ( “X Financial” or the “Company”), with the Securities and Exchange Commission on June 5, 2024. The Schedule TO relates to the offer by the Company to purchase up to 2 million American Depositary Shares (the “ADSs”) of the Company, each representing six Class A ordinary shares, par value $0.0001 per share, at a price of $4.52 per ADS, as defined in the Offer to Purchase (defined below), to the seller in cash, less any applicable withholding taxes, less a cancellation fee of $0.05 per ADS accepted for purchase in the Offer to Purchase that will be paid to The Bank of New York Mellon, the Company’s ADS depositary (the “ADSs Depositary”), and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 5, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”), the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) and other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and the Letter of Transmittal, the “Tender Offer”). Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.
Only those items amended or supplemented are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment does not modify any of the information previously reported on the Schedule TO. You should read this Amendment together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time.
The information contained in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule TO is incorporated herein by reference in response to all of the items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 3.   Identity and Background of Filing Person.
Item 3 is hereby amended and supplemented as follows:
(a)   Name and Address.   The name of the filing person is X Financial, an exempted company incorporated with limited liability under the laws of the Cayman Islands, which is also the subject company. The information set forth in Section 10 (“Certain Information Concerning the Company”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 12.   Exhibits.
See the Exhibit Index immediately following the signature page.
Amendments to the Offer to Purchase
The Offer to Purchase and the corresponding Items of the Schedule TO into which such information is incorporated by reference are hereby amended as follows:
On the cover page, the first paragraph is replaced with the following:
As of June 4, 2024, we had 22,866,122 ADSs outstanding. The 2 million ADSs that we are offering to purchase hereunder represent approximately 8.75% of our outstanding ADSs and approximately 4.05% of our outstanding share capital as of June 4, 2024.
In Item 10 (Certain Information Concerning the Company), the second full paragraph under “Available Information” is replaced with the following:
These reports, statements and other information, including the Schedule TO and documents incorporated by reference, are available to the public on the SEC’s site at www.sec.gov. This website address is not intended to function as a hyperlink, and the information contained on the SEC’s website is not incorporated by reference in this Offer to Purchase and it should not be considered to be a part of this

Offer to Purchase. You may also go to the Investor Relations section of Company’s website located at https://ir.xiaoyinggroup.com to access the Schedule TO and related documents.
In Item 11 (Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the ADSs), the first full paragraph is replaced with the following:
ADSs Outstanding. As of June 4, 2024, there were 199,032,135 Class A ordinary shares (including 137,196,732 Class A ordinary shares represented by ADSs) and 97,600,000 Class B ordinary shares outstanding. The 2 million ADSs that we are offering to purchase hereunder represent approximately 8.75% of our 22,866,122 outstanding ADSs and approximately 4.05% of our outstanding share capital as of June 4, 2024.
The Table is replaced with the following:
	Ordinary Shares Beneficially Owned as of June 4, 2024						American Depositary Shares Beneficially Owned as of June 4, 2024
	Class A ordinary share		Class B ordinary share		Percentage of total ordinary shares on an as converted basis	Percentage of aggregate voting power**
	Number	%	Number	%			Number	%
Directors and Executive Officers:
Yue (Justin) Tang(1)	10,968,470	5.51%	97,600,000	100.00%	36.60%	91.26%	774,216	3.39%
Shaoyong (Simon) Cheng	*	*	—	—	*	*	31,960	0.14%
Frank Fuya Zheng	*	*	—	—	*	*	162,500	0.71%
Kan (Kent) Li	*	*	—	—	*	*	296,257	1.30%
Yufan (Jason) Jiang	*	*	—	—	*	*	100,866	0.44%
Zheng Wan	*	*	—	—	*	*	—	—
Zheng Xue	*	*	—	—	*	*	38,333	0.17%
Longgen Zhang	*	*	—	—	*	*	38,333	0.17%
All directors and executive officers as a group	10,968,470	5.51%	97,600,000	100.00%	36.60%	91.26%	1,442,465	6.31%
Principal Shareholders:
Mangrove Coast Investment Limited(1)	10,968,470	5.51%	97,600,000	100.00%	36.60%	91.26%	—	—
Dragon Destiny Limited(2)	27,113,806	13.62%	—	—	9.14%	1.26%	—	—
Pine Cove Global Limited(3)	20,000,000	10.05%	—	—	6.74%	0.93%	—	—

*
Less than 1% of our total outstanding shares.

**
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)
Represents (i) 97,600,000 Class B ordinary shares held by Mangrove Coast Investment Limited, a British Virgin Islands company controlled by Mangrove Coast Trust, (ii) 3,000,000 Class A shares in form of 500,000 ADS and 3,803,645 Class A ordinary shares held by Mr. Yue (Justin) Tang, and (iii) 1,645,298 Class A ordinary shares in the form of 274,216 ADSs and 2,519,527 Class A ordinary shares held by Purple Mountain Holding Ltd., which is ultimately controlled by Mr. Yue (Justin) Tang. The registered address of Mangrove Coast Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. Mangrove Coast Trust is a trust established under the laws of Bahamas and managed by RHONE TRUSTEES (BAHAMAS) LTD. as the trustee. Mr. Yue (Justin) Tang is the settlor of the trust and Mr. Tang and his family members are the trust’s beneficiaries. The registered address of Purple Mountain Holding Ltd. is at Ellen Skelton Building, 3076 Sir Francis Darke Highway, Road Reef, P.O. Box 765, Road Town, Tortola VG 1110, British Virgin Islands.

(2)
Represents 27,113,806 Class A ordinary shares held by Dragon Destiny Limited, a British Virgin Islands company wholly owned by Chung Kiu Cheung. The registered address of Dragon Destiny Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(3)
Represents 20,000,000 Class A ordinary shares held by Pine Cove Global Limited, a British Virgin Islands company wholly owned by Nexus Asia Growth Fund SPC and ultimately controlled by David Fung. The registered address of Pine Cove Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 17, 2024
X FINANCIAL
By:
/s/ Yue (Justin) Tang

Yue (Justin) Tang
Chief Executive Officer and Chairman

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated June 5, 2024.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)*	Form of Notice of Withdrawal.
(a)(5)(A)*	Press release announcing the commencement of the Offer, dated June 5, 2024.
(d)(1)*	Form of Deposit Agreement (incorporated by reference to Exhibit 4.3 from the registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018).
(d)(2)*
Amended and Restated 2015 Global Share Incentive Plan (incorporated by reference to Exhibit 10.1 from the registration statement on Form F-1 (File No. 333-227065) filed publicly with the SEC on August 28, 2018).

107*	Filing Fee Table

*
Filed Previously